PRESS RELEASE

Loncor Resources Form 20-F Annual Report Filed on Edgar;

Annual Financials Filed on Sedar

Toronto, Canada – April 1, 2014 – Loncor Resources Inc. (the "Company" or "Loncor") (TSX: "LN", NYSE MKT: "LON") announces that an annual report on Form 20-F has been filed by the Company with the U.S. Securities and Exchange Commission, which report includes the Company’s 2013 annual audited consolidated financial statements and related management’s discussion and analysis. This report is available for viewing and retrieval through Edgar at www.sec.gov.

The Company’s 2013 annual audited consolidated financial statements and related management’s discussion and analysis, as well as the Form 20-F annual report, have also been filed by the Company with the applicable Canadian securities regulatory bodies. These filings are available for viewing and retrieval through Sedar at www.sedar.com.

The Company’s annual filings are also available on the Company’s website at www.loncor.com. Hard copies of the Company’s annual audited consolidated financial statements are available, free of charge, to shareholders upon written request to info@loncor.com.

Corporate Update

The Company also reports that Kevin Baker has resigned from the board of directors of the Company. The Company wishes to thank Mr. Baker for his years of service to the Company.

Loncor Resources Inc. is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 2,087 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus of exploration. Loncor also owns or controls 51 exploration permits covering areas in North Kivu province located west of the city of Butembo. Both areas have historic gold production. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

For further information, please visit our website at www.loncor.com or contact:

Naomi Nemeth, Investor Relations, T: 1 (416) 366-9189, or 1 (800) 714-7938, Ext. 2802, info@loncor.com.